Filed Pursuant to Rule 425
Under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Enzon Pharmaceuticals, Inc.
NPS Pharmaceuticals, Inc.
Commission File No. 000-12957

The following materials were distributed by Enzon Pharmaceuticals, Inc. (“Enzon”) and NPS Pharmaceuticals, Inc. (“NPS”) to attendees of the 6th Annual Lehman Brothers’ Global Healthcare Investment Conference held in Miami Beach, Florida on March 5, 2003 to discuss the proposed business combination between Enzon and NPS.

Safe Harbor

Cautionary Statement For The Purpose Of The “Safe Harbor” Provisions
Of The Private Securities Litigation Reform Act Of 1995

This presentation contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this presentation include statements about future financial and operating results and the proposed NPS/Enzon merger. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if either of the companies do not receive required stockholder or governmental approvals or fail to satisfy other conditions to closing, the transaction will not be consummated. In any forward-looking statement in which NPS or Enzon expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the NPS and Enzon businesses will not be integrated successfully; costs related to the proposed merger, failure of the NPS or Enzon stockholders to approve the proposed merger; and other economic, business, competitive and/or regulatory factors affecting NPS’ and Enzon’s businesses generally as set forth in NPS’s and Enzon’s filings with the SEC, including their Annual Reports on Form 10-K for their respective most recent fiscal years, especially in the Management’s Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. NPS and Enzon are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information And Where To Find It

In connection with the proposed NPS/Enzon merger, NPS, Enzon and Momentum Merger Corporation (which will be renamed by NPS and Enzon in connection with the proposed merger) intend to file a joint proxy statement/prospectus with the Securities and Exchange Commission (the “SEC”) in connection with the transaction described herein. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION DESCRIBED HEREIN. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by NPS and Enzon with the SEC at the SEC’s web site at www.sec.gov or by contacting NPS at 801-583-4939 and through NPS’s website at www.npsp.com, or by contacting Enzon at 908-541-8678 and through Enzon’s website at www.enzon.com.

NPS and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of NPS and Enzon in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in NPS’ proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the SEC on or about April 19, 2002. This document is available free of charge at the SEC’s web site at www.sec.gov or by contacting NPS at 801-583-4939 and through NPS’ website at [www.npsp.com]

Enzon and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Enzon and NPS in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in Enzon’s proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the SEC on or about October 28, 2002. This document is available free of charge at the SEC’s web site at www.sec.gov or by contacting Enzon at 908-541-8678.

Our Mutual Goal

To Build a Sustainable Top-Tier Biotech
•	A deep, diversified & sustainable pipeline
•	A clearly defined pathway to profitability
•	A fully integrated infrastructure and stable financial position

Synergies Expand and Accelerate Value Creation
•	Expand pipeline development — e.g., CNS product opportunities
•	Accelerate program development — e.g., ALX-0600 for multiple indications
•	Financial strength + commercial capacity = maximize strategic opportunities — In-license products and technologies — Optimize PREOS partnership

Transaction Specifics
•	Summary:
Stock for stock exchange
Timing: Joint proxy filed in March Expected shareholder vote in June*
Bankers: • NPS: Morgan Stanley • Enzon: SG Cowen
Exchange ratio calculated on approximately a 3 month Enzon trailing average
•	New Company Structure:
Hunter Jackson, Executive Chairman of the Board
Arthur Higgins, Chief Executive Officer
Board Split: 6 from NPS, 4 from Enzon
Management drawn from both companies
*Subject to stockholder and regulatory approvals and other customary closing conditions

The Merger Creates a Top-Tier Biotech
•	Management with a proven track record of building businesses
•	Strong, dependable revenues
•	Commercial infrastructure
•	Drug discovery and development expertise
•	Manufacturing capacity and expertise

Post Merger Strengths
•	Fully Integrated:
From drug discovery through manufacturing and commercialization
•	Innovative and Robust Pipeline:
~$150M R&D Budget *
Phase III: 2 Programs
Phase II: 3 Programs
>10 early stage programs
Multiple Platform Technologies
* Based upon 2003 pro-forma financials

Post Merger Strengths
•	Solid financial infrastructure:*
Revenue of ~$200M from 5 marketed products
>$300 million cash (at closing)
Solid cash flow
•	Significant partnerships validate R&D strengths:
	Amgen	Janssen	Nektar
	AstraZeneca	Kirin	SkyePharma
	GSK	Schering- Plough	MicroMet
* Based upon 2003 pro-forma financials

PEG-INTRON: L-T Growth Driver

•	HCV—an under-treated epidemic
Est. 4 Million U.S./4 Million EU
•	Re-treatment patients
~200,000 patients
•	Maintenance therapy
CO-PILOT study ongoing
•	Geographic & indication expansion
Japan — Est. 2 million infected
Oncology/HIV

Product Pipeline & Marketed Products
Stage of Development

Product	Preclinical/ Research	Phase I	Phase II	Phase III	Marketed	Indication(s)	Partner

PEG-INTRON						Hepatitis C	Schering-Plough
ABELCET						Antifungal	Proprietary
ADAGEN						SCIDS	Proprietary
ONCASPAR						ALL/Leukemia	Proprietary
DEPOCYT						Lymphomatous Meningitis	Proprietary
Cinacalcet HCl						Secondary HPT	Amgen/Kirin
PREOS						Osteoporosis	Proprietary
PROTHECAN						Various cancers	Proprietary
ALX-0600						GI Disorders	Proprietary
Cinacalcet HCl						Primary HPT	Amgen/Kirin
NPS 1776						Epilepsy / Migraine	Proprietary
NPS 1506						Acute Depression	Proprietary
Calcilytics						Osteoporosis	GSK
PEG-Cytotoxics						Various tumors	Proprietary
Glycine Re-Uptake Inhibitors						Schizophrenia and Dementia	Janssen
Metabotropic Glutamate Receptors						Neurological disorders	AstraZeneca
SCA’s						Immunology	Micromet
Inhaled Leuprolide						Cancer	Nektar

		= Enzon		= NPS

5 Marketed Products
•	PEG-INTRON ®
•	ABELCET ®
•	ONCASPAR ®
•	DEPOCYT ®
•	ADAGEN ®

•	Amphotericin B lipid complex with reduced nephrotoxicity
•	Amphotericin B has the broadest spectrum of activity of any antifungal agent
•	ABELCET is the market leader and Amphotericin B lipid formulation of choice
•	ABELCET is the most efficacious lipid formulation
•	Focused marketing and medical effort
•	Evaluate new treatment paradigms

Additional Marketed Products
•	ONCASPAR (Pegylated Asparaginase)
Indicated for acute lymphoblastic leukemia
Stable sales growth
•	DEPOCYT (Cytarabine liposome injection)
Treatment of neoplastic meningitis
Significant growth potential
•	ADAGEN (Pegylated bovine ADA)
ADA deficient SCIDS (Bubble Boy Disease)
Lifetime therapy for limited population

2 Phase III Clinical Products

•	PREOS™
•	Cinacalcet HCl

PREOS (Intact Human Parathyroid Hormone)
•	Stimulates natural bone growth, with potential for:
Stronger, healthier bones
A lower risk of fracture
•	Strong Phase II results:
12 month BMD increases up to 7%
No serious AEs at any dose
•	Recent PaTH data supports Phase II results and possible PREOS and alendronate combination

PREOS
•	Pivotal Phase III study to be completed in September 2003
•	FDA submission targeted for mid-2004
•	Current launch anticipated by late 2005
•	Expect to compete in a large and growing market
•	Combination offers the ability to more aggressively execute development program and negotiate an optimal partnership

Cinacalcet HCl for HPT
Market opportunity (U.S.)
Primary HPT 500,000 patients
Secondary HPT 260,000 dialysis patients
Secondary HPT 800,000 predialysis patients
No specific pharmaceutical therapies - calcimimetics are first in class

Cinacalcet HCl
•	Phase III program on-going by Amgen
•	Amgen confirms 2H 03 NDA filing
•	First-in-class molecule in growing market
•	Potential for significant royalty stream

Product Pipeline & Marketed Products
Stage of Development

Product	Preclinical/ Research	Phase I	Phase II	Phase III	Marketed	Indication(s)	Partner

PEG-INTRON						Hepatitis C	Schering-Plough
ABELCET						Antifungal	Proprietary
ADAGEN						SCIDS	Proprietary
ONCASPAR						ALL/Leukemia	Proprietary
DEPOCYT						Lymphomatous Meningitis	Proprietary
Cinacalcet HCl						Secondary HPT	Amgen/Kirin
PREOS						Osteoporosis	Proprietary
PROTHECAN						Various cancers	Proprietary
ALX-0600						GI Disorders	Proprietary
Cinacalcet HCl						Primary HPT	Amgen/Kirin
NPS 1776						Epilepsy / Migraine	Proprietary
NPS 1506						Acute Depression	Proprietary
Calcilytics						Osteoporosis	GSK
PEG-Cytotoxics						Various tumors	Proprietary
Glycine Re-Uptake Inhibitors						Schizophrenia and Dementia	Janssen
Metabotropic Glutamate Receptors						Neurological disorders	AstraZeneca
SCA’s						Immunology	Micromet
Inhaled Leuprolide						Cancer	Nektar

		= Enzon		= NPS

Combined Management Team Includes:
•	Hunter Jackson, Ph.D. (NPS)
• Executive Chairman of the Board
•	Arthur J. Higgins (Enzon)
• Chief Executive Officer
•	Ulrich Grau, Ph.D. (Enzon)
• Chief Scientific Officer
•	Kenneth J. Zuerblis (Enzon)
• Vice President, Finance, Chief Financial Officer & Secretary
•	Thomas B. Marriott, Ph.D. (NPS)
• Vice President Development Research
•	Alan Mueller, Ph.D. (NPS)
• Vice President Discovery Research

Selected Pro-Forma Financials
Pro-Forma Operating Summary	(US$ in millions)

Year Ending December 31,	Pro Forma 2002

Product Revenues:
Sales	$31.5
Royalties	$82.6

$114.1

Expenses:
SG&A	$48.0
R&D	$102.0

Long-Term Convertible Debt	$400.0
Ending Cash Balance	$380.0

Expected Milestones and News Flow
	= NPS	= Enzon

Type	2003		2004	2005

Clinical Data	Phase III Cinacalcet HCl data in secondary HPT
Regulatory	File Cinacalcet NDA
Clinical Data	PREOS 2-year rat toxicology study data
Clinical Data	PREOS Top Study completed
Clinical Data	Phase IIa results from PROTHECAN
Clinical Data	Initiate additional PII/III ALX-0600 (SBS)
Market Data		Results from HCV maintenance studies (Co-PILOT, PEG-Intron; HALT-C, Pegasys)
Regulatory			File PREOS NDA
Regulatory			Initiate Prothecan Phase III clinical program
Clinical Data			Phase III PREOS POWER study data
Clinical Data			Phase III PREOS TOP study data (full 18 months)
Regulatory				Cinacalcet HCl approval & launch in the U.S. and Europe
Regulatory				File IND for two SCA Projects
Regulatory				File IND on inhaled Leuprolide (Nektar) for cancer
Regulatory				PREOS approval in U.S

Synergies Expand and Accelerate Value Creation
•	Expand pipeline development — e.g., CNS product opportunities
•	Accelerate program development — e.g., ALX-0600 for multiple indications
•	Financial strength + commercial capacity = maximize strategic opportunities — In-license products and technologies — Optimize PREOS partnership

2007… Where We’re Going
•	Top-tier biotechnology company
•	Strong, balanced clinical pipeline
•	Revenue > $500M
•	R&D budget > $180M
•	EBITDA > $100M
•	Industry leading growth rate
•	Cash > $500M